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EXHIBIT 99.3

Notice of Annual General Meeting and Notice of Availability of Proxy Materials

Exhibit 99.3

Have questions about this notice? Call the Toll Free Number below or scan the QR code to ﬁnd out more. Toll Free – 1-866 964-0492 www.computershare.com/ noticeandaccess Notice of Annual General Meeting and Notice of Availability of Proxy Materials You are receiving this notice as a shareholder of Suncor Energy Inc. (“Suncor”). Suncor has decided to use notice and access to deliver its Management Proxy Circular dated February 25, 2016 (the “Management Proxy Circular”) to you by providing you with electronic access to the document, instead of mailing paper copies. You will receive a form of proxy with this notice so you can vote your shares. Fold Notice and access is a more environmentally friendly and cost effective way to deliver the Management Proxy Circular, as it will help reduce paper use and also will reduce the cost of printing and mailing materials to shareholders. Notice is hereby given that an annual general meeting of Suncor will be held: When: April 28, 2016 10:30 am (Mountain Daylight Time) Where:Telus Convention Centre 120 Ninth Avenue SE Calgary, AB T2G 0P3 for the following purposes, as further described in the “Business of the Meeting” section of the Management Proxy Circular and other applicable sections listed below: i. To receive the consolidated ﬁnancial statements of Suncor for the year ended December 31, 2015 together with the auditors’ report thereon. Fold ii. To elect directors of Suncor to hold ofﬁce until the close of the next annual meeting. iii. To appoint auditors of Suncor to hold ofﬁce until the close of the next annual meeting. iv. To consider and, if deemed ﬁt, approve an advisory resolution on Suncor’s approach to executive compensation. See also the “Compensation Discussion and Analysis” section of the Management Proxy Circular. v. To consider Shareholder Proposal No. 1 regarding ongoing reporting on Suncor’s initiatives respecting climate change set forth in Schedule A of the Management Proxy Circular. vi. To consider Shareholder Proposal No. 2 regarding annual disclosure by Suncor on lobbying-related matters set forth in Schedule B of the Management Proxy Circular. vii. To transact such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment or postponement. 017HOC

How to Request a Paper Copy of the Management Proxy Circular Shareholders may request to receive a paper copy of the Management Proxy Circular by mail at no cost for up to one year from the date the Management Proxy Circular was ﬁled on SEDAR. Requests for paper copies may be made using your Control Number as it appears on your enclosed form of proxy. If you do request a paper copy, please note that you will not receive another form of proxy; please retain your current one for voting purposes. To request a paper copy before the meeting date, please call the number below and follow the instructions: Toll Free, within North America: 1-866-962-0498 Outside of North America: (514) 982-8716 To request a paper copy after the meeting date, please call 1-800-558-9071. To ensure you receive the paper copy in advance of the voting deadline and meeting date, we estimate that your request must be received no later than 5:00 pm Eastern Daylight Time on Tuesday, April 12, 2016. Fold Suncor will only provide paper copies of the Management Proxy Circular to shareholders who have standing instructions to receive, or for whom Suncor has otherwise received a request to provide, paper copies of materials. Voting PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must vote using the methods reﬂected on your enclosed form of proxy. Your form of proxy must be received by 10:30 am Mountain Daylight Time on Tuesday, April 26, 2016 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting. PLEASE REVIEW THE MANAGEMENT PROXY CIRCULAR PRIOR TO VOTING The Management Proxy Circular and other relevant materials are available at: www.suncor.com/annual-disclosure or www.sedar.com Fold Suncor’s 2015 annual report and annual ﬁnancial statements will be delivered to all registered shareholders who did not opt out of receiving such documents. If you have any questions about notice and access, please call Investor Relations at 1-800-558-9071. 017HPD

Notice of Annual General Meeting and Notice of Availability of Proxy Materials

You are receiving this notice as a non-registered shareholder of Suncor Energy Inc. (“Suncor”). Suncor has decided to use notice and access to deliver its Management Proxy Circular dated February 25, 2016 (the “Management Proxy Circular”) to you by providing you with electronic access to the document, instead of mailing paper copies. You will receive a voting instruction form with this notice so you can vote your shares.

Notice and access is a more environmentally friendly and cost effective way to deliver the Management Proxy Circular, as it will help reduce paper use and also will reduce the cost of printing and mailing materials to shareholders.

Notice is hereby given that an annual general meeting of Suncor will be held:

When:	April 28, 2016	Where:	Telus Convention Centre
	10:30 am (Mountain Daylight Time)		120 Ninth Avenue SE
Calgary, AB T2G 0P3

for the following purposes, as further described in the “Business of the Meeting” section of the Management Proxy Circular and other applicable sections listed below:

i.                                          To receive the consolidated financial statements of Suncor for the year ended December 31, 2015 together with the auditors’ report thereon.

ii.                                       To elect directors of Suncor to hold office until the close of the next annual meeting.

iii.                                    To appoint auditors of Suncor to hold office until the close of the next annual meeting.

iv.                                   To consider and, if deemed fit, approve an advisory resolution on Suncor’s approach to executive compensation. See also the “Compensation Discussion and Analysis” section of the Management Proxy Circular.

v.                                      To consider Shareholder Proposal No. 1 regarding ongoing reporting on Suncor’s initiatives respecting climate change set forth in Schedule A of the Management Proxy Circular.

vi.                                   To consider Shareholder Proposal No. 2 regarding annual disclosure by Suncor on lobbying-related matters set forth in Schedule B of the Management Proxy Circular.

vii.                                To transact such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment or postponement.

How to Request a Paper Copy of the Management Proxy Circular

Non-registered shareholders may request to receive a paper copy of the Management Proxy Circular by mail at no cost for up to one year from the date the Management Proxy Circular was filed on SEDAR using the following methods and entering the control number located on the voting instruction form provided to you and following the instructions:

Online at www.proxyvote.com

By telephone toll free at 1-877-907-7643

If you do not have a control number, please call toll free at 1-855-887-2243.

If you do request a paper copy, please note that you will not receive another voting instruction form; please retain your current one for voting purposes.

To ensure you receive the paper copy in advance of the voting deadline and meeting date, we estimate that your request must be received no later than 5:00 pm Eastern Daylight Time on Tuesday, April 12, 2016.

Suncor will only provide paper copies of the Management Proxy Circular to shareholders who have standing instructions to receive, or for whom Suncor has otherwise received a request to provide, paper copies of materials.

Voting

PLEASE NOTE — YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must vote using the methods reflected on your enclosed voting instruction form and summarized below:

Internet:	www.proxyvote.com

Telephone:	1-800-474-7493 (English) or 1-800-474-7501 (French)

Facsimile:	905-507-7793

Mail:	Data Processing Centre
PO Box 2800 Stn LCD Malton
Mississauga, ON L5T 2T7

Proxies must be received by Suncor by 10:30 am Mountain Daylight Time on Tuesday, April 26, 2016 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting. As you are a non-registered shareholder, your voting instruction form may provide for an earlier voting deadline in order to process your votes in a timely manner. To ensure your votes are counted you should ensure your voting instruction form is submitted in the timeline provided for on such voting instruction form.

PLEASE REVIEW THE MANAGEMENT PROXY CIRCULAR PRIOR TO VOTING

The Management Proxy Circular and other relevant materials are available at:

www.suncor.com/annual-disclosure or www.sedar.com

Suncor’s 2015 annual report and annual financial statements will be delivered to all non-registered shareholders who requested to receive such documents.

If you have any questions about notice and access, please call Investor Relations at 1-800-558-9071.

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EXHIBIT 99.3 Notice of Annual General Meeting and Notice of Availability of Proxy Materials